FORM N-8A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED
PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:    MARCUS J LENTON TRUST
Address of Principal Business Office (No. & Street, City, State, Zip Code):
610 West LeFevre Road, Unit 106, Sterling, Illinois 61081
Name and Address of Agents for Service of Process:
Civilian(s) / Chapiter Resident(s) : Marcus-Jerome II: Lenton
Department of Health, Board of Directors: IL Registrar file no.
112-71-6054174 / 112-1971-6054174,
Principal Financial and Accounting Officer as transfer agent:
MARCUS J LENTON TRUST
In Care of 610 West LeFevre Road, Unit 106
FRB of ATLANTA
Sterling, Illinois 61081
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  x    NO
Item 1. Exact name of registrant. MARCUS J LENTON TRUST
Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.
 State of organization:ILLINOIS
 Date of organization:July 31, 2108
Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund). COMMON LAW TRUST
Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company). MANAGEMENT COMPANY
Item 5. If registrant is a management company:
 (a) state whether registrant is a closed-end company or an open-end company. CLOSED-END COMPANY
 (b) state whether registrant is registering as a diversified company or a non-diverisfied company (read instruxtion 4(i) carefullybefore replying).NON-DIVERSIFIED
Item 6. Name and address of each investment adviser of registrant.  NONE
Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.
 Marcus-Jerome II: Lenton, Lashon Thames and Tiffany-Diane: Murphy. ADDRESS FOR ALL TRUSTEES IS; 8 THE GREEN, SUITE A, DOVER, DE 19901
Item 8. If registrant is an unincorporated investment company not having a board of directors:
 (a) state the name and address of each sponsor of registrant; NOT APPLICABLE
 (b) state the name and address of each officer and director of each sponsor of registrant; NOT APPLICABLE
 (c) state the name and address of each trustee and each custodian of registrant. NOT APPLICABLE
Item 9.
 (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no). NO
 (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.NOT APPLICABLE
 (c) If the answer to Item 9(a) is no and the answer to Item 9(b) is not applicable, state whether registrant presently proposes to make a public offering of its securities (yes or no). NO
 (d) State whether registrant has any securities currently issued and outstanding (yes or no). NO
 (e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting seurities.
Item 10 State the current value of registrant's total assets. $100,000,000,000.00
Item 11 State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).NO
Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any. NOT APPLICABLE
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Newark and state of Delaware on the 11th day of February 2020.

            MARCUS J LENTON TRUST

Attest:   /s/ Lashon M. Thames      By:   /s/ Marcus-Jerome II: Lenton
   Name:   Lashon M. Thames      Name: Marcus-Jerome II: Lenton
   Title:   Trustee      Title:   Managing Trustee